Exhibit 99.1

(1) 2,854,167 shares of common stock were issued by Registrant in an acquisition transaction on March 8, 2004 and 2,349,703 shares of common stock were issued by Resistant on November 22, 2004 in a second issuance of shares in the same acquisition transaction. All of the foregoing common shares totaling 5,203,870 were issued to, and are owned by, five affiliated limited liability companies for which Mr. Garneau serves as Manager. In his capacity as Manger, Mr. Garneau exercises voting control over the 5,203,870 common shares. Mr. Garneau disclaims beneficial ownership of all such shares.